
07001955


SEC MAIL PROCESSING
RECEIVED
FEB 26 2007
WASH, D.C.
199
SECTION

SEC. ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sturdivant & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza 1000 at Main Street, Suite 200
(No. and Street)

Voorhees (City) New Jersey (State) 08023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey deKrafft 856-751-1331
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldenberg Rosenthal, LLP
(Name – *if individual, state last, first, middle name*)

101 West Avenue (Address) Jenkintown (City) Pennsylvania (State) 19046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harvey deKrafft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sturdivant & Co., Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERRY A. DORSEY-WILLIAMS
Notary Public of New Jersey
No. 2074116
Commission Expires July 12, 2011

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(X) (o) Independent auditor's report on internal control structure required by SEC Rule 17A-5 for a broker dealer, claiming an exemption from Rule 15c3-3.

(X) (p) Reconciliation of computation of net capital under Rule 17A-5(d)(4) of the SEC.

STURDIVANT & CO., INC.

Statements of Financial Condition

Years Ended December 31, 2006 and 2005

PUBLIC DOCUMENT

In accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934



GR
GROUP

GOLDENBERG ROSENTHAL, LLP

BUSINESS ADVISORS • CERTIFIED PUBLIC ACCOUNTANTS

STURDIVANT & CO., INC.

TABLE OF CONTENTS



GOLDENBERG ROSENTHAL, LLP

BUSINESS ADVISORS • CERTIFIED PUBLIC ACCOUNTANTS

Servicing Clients Since 1919

Located in Metropolitan Philadelphia
101 West Avenue • PO Box 458
Jenkintown, PA 19046-0458

215•881•8800
856•354•6054
215•881•8801 Fax
www.grgrp.com

Independent Auditor's Report

February 20, 2007

Stockholder
Sturdivant & Co., Inc.
Voorhees, New Jersey

We have audited the accompanying statement of financial condition of STURDIVANT & CO., INC. as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The 2005 statement of financial condition was audited by other accountants whose report dated February 7, 2006 stated that the statement of financial condition presented fairly, in all material respects, the financial position of Sturdivant & Co., Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2006 financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the 2006 financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall 2006 financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statement referred to above presents fairly, in all material respects, the financial position of STURDIVANT & CO., INC. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Goldenberg Rosenthal, LLP

Jenkintown, Pennsylvania

STURDIVANT & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

		December 31	
ASSETS		**2006**	2005
Assets			
Cash and cash equivalents		**$ 995,284**	$ 888,810
Receivable from clearing broker		**152,399**	139,149
Investment advisory fees receivable		**9,950**	84,631
Investments		**-**	37,798
Prepaid expenses and other assets		**6,233**	13,423
Total Assets		**$ 1,163,866**	$ 1,163,811
LIABILITIES AND STOCKHOLDER'S EQUITY			
Liabilities			
Accounts payable and accrued expenses		**$ 62,753**	$ 43,244
Profit-sharing contributions payable		**8,536**	1,865
Note payable to NASD		**2,505**	8,179
Total liabilities		**73,794**	53,288
Stockholder's equity			
Common stock, no par value			
Authorized	1,000 shares		
Issued	594.22 shares	**99,361**	99,361
Additional paid-in capital		**2,770,877**	2,770,877
Deficit		**(130,166)**	(109,715)
		2,740,072	2,760,523
Less treasury stock, at cost	59.36 shares	**1,650,000**	1,650,000
Total stockholder's equity		**1,090,072**	1,110,523
Total Liabilities and Stockholder's Equity		**$ 1,163,866**	$ 1,163,811

See notes to financial statement

NOTE 1 – ORGANIZATION AND OPERATIONS

Sturdivant & Co., Inc. (the "Company") is a broker-dealer located in Voorhees, New Jersey. Its operations consist primarily of securities transactions on an agency basis and investment advisory services. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is a wholly-owned subsidiary of S&D Financial Holdings, LLC ("S&D"). The two officers of the Company are the sole members of S&D.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared on the accrual basis of accounting.

Securities Transactions

Securities transactions and related commission income and expenses are recorded on a trade-date basis. Underwriting fees are recorded at the time the underwriting has been completed, and the amount of the fees is reasonably determinable.

Investment Advisory Fee Revenues

The Company records investment advisory fee revenue in accordance with the terms of the related investment management agreements.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements on a current basis plus deferred taxes for operating losses that are available to offset future taxable income. The Company evaluates the realization of deferred tax assets resulting from net operating losses available to offset future income.

The Company is a C corporation under the Internal Revenue Code.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

The Company has an investment in the common stock of an unrelated, privately-held company. The equity investment (with an original cost of $25,000) is accounted for at fair value, which the Company has estimated to be $-0- and $25,000 as of December 31, 2006 and 2005, respectively.

The Company also had an investment in a joint-venture entity that operated as an investment advisory firm. The joint-venture terminated in 2006. The Company had the ability to exercise significant control over the entity; therefore, its investment in this entity was accounted for under the equity method of accounting. Equity method investments are recorded at original cost and adjusted periodically to recognize the Company's proportionate share of net income and losses after the date of the investment, additional contributions made, distributions received and impairment losses resulting from adjustments to net realizable value. The Company shared in one hundred percent of certain income generated and sixty percent of the remaining net income generated by the entity. The carrying value of the investment was $-0- and $12,798 as of December 31, 2006 and 2005, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly-liquid investments with original maturities of ninety days or less.

Treasury Stock

Treasury stock is accounted for under the cost method. Under the cost method, the gross cost of the shares reacquired is charged to treasury stock in the statements of financial condition.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2006 and 2005 is as follows:

	2006	2005
Furniture and fixtures	$ 212,808	$ 212,808
Computer equipment	27,727	27,727
	240,535	240,535
Less accumulated depreciation and amortization	240,535	240,535
	$ -	$ -

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company has clearance agreements with four clearing brokers. Pursuant to the agreements with two of the brokers, the Company is required to maintain minimum net capital of $75,000 and $150,000, respectively. S&D's stockholders have provided personal guarantees under the agreements with two of its clearing brokers.

The Company is obligated under operating leases for office space, which expire in February 2007 and September 2007. The leases contain a provision requiring the Company to pay property taxes and certain operating expenses, which exceed base period amounts.

In the normal course of business, the Company enters into underwriting commitments. As of December 31, 2006 and 2005, there were no open underwriting commitments.

NOTE 5 – NOTE PAYABLE TO NASD

The Company signed a promissory note to pay a penalty assessed by the NASD over a two-year period. Under the terms of the agreement, amounts are payable in equal monthly installments of $515, at a fixed interest rate of 9%. Amounts payable to the NASD under this agreement as of December 31, 2006 and 2005 totaled $2,505 and $8,179, respectively. The Company is expected to pay $2,505, plus interest in the year ended December 31, 2006.

NOTE 6 – 401(k) PROFIT-SHARING PLAN

The Company has a 401(k) profit-sharing plan covering substantially all of its employees who meet certain eligibility requirements. Matching contributions by the Company to the Plan can be made at the discretion of the Board of Directors. In addition, the plan has a profit-sharing feature, contributions to which are also at the discretion of the Board of Directors.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2006 and 2005, the Company's net capital was $1,073,889 and $974,671, respectively, which was $973,889 and $874,671, respectively, in excess of its minimum requirements of $100,000.

NOTE 8 – INCOME TAXES

As of December 31, 2006 and 2005, the Company had net operating loss carryforwards of approximately $47,000 and $66,000, respectively. The tax net operating loss carryforwards are available to offset future taxable income. These carryforwards expire between the years 2024 and 2025.

Given the uncertainty relating to the Company's ability to ultimately benefit from its net operating loss carryforwards, the Company has provided a valuation allowance against its net deferred tax assets as of December 31, 2006 and 2005 as follows:

	2006	2005
Deferred tax assets	$ 10,178	$ 12,183
Valuation allowance	(10,178)	(12,183)
	$ -	$ -

The valuation allowance decreased $2,005 for the year ended December 31, 2006.

NOTE 9 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 10 – OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Pursuant to the four clearance agreements mentioned in Note 4, the Company introduces all of its customers' securities transactions to these clearing brokers on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of these clearing brokers. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying customer accounts introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts introduced by the Company.

All clearing broker receivables as of December 31, 2006 and 2005 were due from one broker.

During the years ended December 31, 2006 and 2005, the Company maintained its cash and cash equivalents at two financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures the accounts at one institution up to $100,000. Cash and cash equivalents maintained at the other institution are insured by Securities Investor Protection Corporation ("SIPC") and a separate excess SIPC bond issued by another insurance company.



GOLDENBERG ROSENTHAL, LLP
BUSINESS ADVISORS • CERTIFIED PUBLIC ACCOUNTANTS

Servicing Clients Since 1919

Located in Metropolitan Philadelphia
101 West Avenue • PO Box 458
Jenkintown, PA 19046-0458

215•881•8800
856•354•6054
215•881•8801 Fax
www.grgrp.com

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

February 20, 2007

Stockholder
Sturdivant & Co., Inc.
Voorhees, New Jersey

In planning and performing our audit of the financial statements and supplementary information of STURDIVANT & CO., INC. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

Members: American Institute of Certified Public Accountants • Pennsylvania Institute of Certified Public Accountants
PKF North American Network and correspondent of PKF International, an association of legally independent firms

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the National Association of Securities Dealers Regulations, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Goldenberg Rosenthal, LLP

Jenkintown, Pennsylvania

END